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                                MACDONALD TUSKEY
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                        CORPORATE AND SECURITIES LAWYERS

                                                       Telephone: (604) 689-1022
                                                       Facsimile: (604) 681-4760
                                                           Email: info@wlmlaw.ca
Suite 1210, 777 Hornby Street                        Email: wmacdonald@wlmlaw.ca
Vancouver, B.C.                                         Email: svirani@wlmlaw.ca
V6Z 1S4 CANADA                                           Email: lkowan@wlmlaw.ca


Reply Attention of William Macdonald
Direct Tel. 604.648-1670
EMail Address  wmacdonald@wlmlaw.ca
Our File No. 0807-1 / W00004999


July 11, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street North East, Mailstop 7010
Washington, DC 20549

Attention: Donna Levy, Attorney

Dear Sir/Mesdames:

     Re: Ameriwest Minerals Corp. (the "Company")
         Post Effective Amendment No. 2 to Form SB-2
         Filed June 17, 2008
         Your File No. 333-145225
         Supplemental Response filed June 17, 2008

     Thank you for your letter dated July 3, 2008 with your comments on the Company's Post Effective Amendment No. 2 to Form SB-2, filed June 17, 2008, and our subsequent telephone messages. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1. We note your response to our prior comment 1. Because you delivered to your investors a copy of the prospectus prior to the delivery of the subscription agreement, it does not appear that you may rely on Regulation S to exempt the sale of your securities. It also appears that you sold all of the shares originally registered on the Form SB-2 prior to the time that the post-effective amendment was declared effective. As such, please provide us with your analysis of your compliance with Section 5 of the Securities Act of 1933 and the steps you intend to take to address our concerns. In your response tell us whether you have considered the need for risk factor disclosure in your future reports filed in accordance with the



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       Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

     Securities Exchange Act of 1934 and any future registration statements filed under the Securities Act of 1933. Also tell us whether you have considered the need to recognize a contingent liability in your financial statements.

     Finally, you have indicated that you intend to file another registration statement to register the resale of the shares you sold. If this is still your intention, please tell us how you intend to address the issues raised in this comment and whether you will name the shareholders who will be selling their shares as underwriters.

     The Company advises that while the prospectus in the post effective amendment was provided to investors prior to the Regulation S private placement, no subscriptions were accepted based on that prospectus and no shares issued as a result. Further, once the Company realized that the prospectus was provided in error, the investors were offered an opportunity to rescind any investment. All proposed investors instead reconfirmed their investment and the Regulation S private placement was proceeded with. Therefore, the Company is of the view that Regulation S was available and was relied upon appropriately and, given the foregoing, a contingent liability in the Company's financial statements would not be warranted. However, the Company agrees that Risk Factor disclosure given the circumstances would be prudent. The Company proposes to insert the following Risk Factor into all subsequent filings, for either 1933 Act Registration Statements, or 1934 Act Periodic Reports:

          Some holders of our securities may have the right to rescind their purchases. If these security holders exercise their right to rescind their purchases, our operations will be materially adversely affected due to the costs associated with such rescission.

          In April of 2007 we provided a registration statement and prospectus to certain of our stockholders. We could not sell any securities under such registration statement on file with the SEC, as the post effective amendment that had been filed in regards to the shares had been filed and was pending but had not been declared effective. The federal securities laws require registration of securities unless an appropriate exemption from the registration requirements of those laws is available. If it is determined that we sold securities under such registration statement and that an exemption did not exist for the sale of these securities, we may have violated registration requirements. If so, subsequent purchasers of these shares could seek rescission of their purchase and recover money paid for the securities. We make no admission of any violation of federal securities laws and no investor has sought rescission of any purchase. The Securities Act of 1933, as amended, requires that any claim for rescission be brought within one year of the alleged violation. The time periods within which claims for rescission must be brought under state securities laws vary and may be two years or more from the date of the alleged violation. Further, we cannot assure you that courts will not apply equitable or other doctrines to extend the period within which purchasers may bring their claims. If any security holders exercise their right to rescind their purchases, our operations will be materially adversely affected as the costs associated with any rescission may be high.

          Should federal or state securities regulators deem it necessary to bring administrative or legal actions against us based upon these disclosures, the defense of any enforcement action is likely to be costly, distracting to our management and if unsuccessful could result in the imposition of significant penalties. The filing of a claim for rescission or enforcement action against us or our officers or directors could materially and adversely impact our stock price, generate significant adverse publicity that materially affects our operations and materially impair our ability to raise capital through future sales of our securities

2.   We  note  your   response  to  our  prior  comment  3  and  the  filing  of
     Post-Effective Amendment No. 2 to deregister the shares. We are awaiting your further response to our comments before we will process this filing.

     Given the foregoing, the Company seeks to deregister the shares pursuant to the last filing and feels that this is the most appropriate course of action in the circumstances.

Closing Comments

     We look forward to the receipt of any further comments which you may have in regard to the Post-Effective Amendment. Should you have any questions, please do not hesitate to contact the writer.

                                   Yours truly,

                                   W.L. Macdonald Law Corporation


                                   Per: /s/ William L. Macdonald
                                       -----------------------------
                                       William L. Macdonald

cc: Ameriwest Minerals Corp.